Retirement Annuities and Life, Auto, Homeowners and Group Insurance
April 28, 2010
VIA EDGAR
Alison White, Esq.
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Horace Mann Life Insurance Group Annuity Separate Account
File Nos. 333-136513/811-21939
Commissioners:
     On behalf of Horace Mann Life Insurance Company and Horace Mann Life Insurance Group Annuity Separate Account (the “Separate Account”), we have attached for filing Post-Effective Amendment No. 7 (the “Amendment”) to the Separate Account’s registration statement on Form N-4 for certain flexible premium variable annuity contracts.
The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 primarily for the purposes of updating certain financial information, making routine and clarifying changes and responding to the issues discussed during a telephone conversation on March 29, 2010 between yourself and Horace Mann.
     In the definition of “Valuation Date”, you asked that if it is possible for an electronic order to be received exactly at 3:00 p.m. Central time, we revise the definition to address this. This definition has been revised to state that if a net purchase payment or any request is received at or after 3:00 p.m. Central time, Horace Mann will deem receipt to occur on the following Valuation Date.
     You asked that we revise the “Summary” section to clarify that the prospectus discloses all material features and benefits of the contract. We had added this statement in this section.
     To make the tables as clear as possible, you asked that under “Periodic Fees and Expenses”, the sentence beginning, “For information concerning compensation...” be deleted. This change has been made.
     You asked that we disclose that (1) unlike the separate account, the general account isn’t segregated or insulated from claims of the insurance company’s creditors and (2) investors must depend on the financial strength of the insurance company for satisfaction of the company’s obligations under the contract. We have added these disclosures under “The Fixed Account”.
     You asked that we clarify any types of guarantees/support agreements with third parties to support any guarantees under the contracts, other than reinsurance agreements, or whether the insurance company is solely responsible for its obligations under the contracts. Horace Mann is solely responsible for its obligations under the contracts, and we have added a statement to this effect under “The Separate Account”.
The Horace Mann Companies   1 Horace Mann Plaza   Springfield, Illinois 62715-0001
217-789-2500   www.horacemann.com

     You stated that the language under “Death Benefit Proceeds” implies that we need a separate death certificate from each beneficiary and asked that we either explain why one death certificate for each decedent isn’t sufficient documentation or clarify that only one death certificate is required. We have revised this language to clarify that where there are multiple beneficiaries, only one death certificate will be required.
     As counsel who reviewed the Amendment, we represent that the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b).
     If you have any questions or comments about the Amendment, please call Elizabeth Arthur at 217-788-5706 or Maureen Bolinger at 217-788-5720.

Sincerely,
/s/ Ann M. Caparros
Ann M. Caparros
General Counsel, Horace Mann Life Insurance Company

Attachment

cc:	Elizabeth Arthur
Maureen Bolinger